Univest Securities, LLC

75 Rockefeller Plaza 18C

New York, NY 10019

August 12, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549

Re:	Qualigen Therapeutics, Inc. Registration Statement on Form S-1, as amended File No. 333-272623 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the placement agent, hereby request that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 p.m., Eastern Time, on Monday, August 12, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as placement agent, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Bradley Richmond
Bradley Richmond
COO and Head of Investment Banking

cc:	Joseph Segilia, Esq. Sullivan & Worcester LLP